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August 11, 2008
Via EDGAR and By Fax
Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
Re:	Ascent Media Corporation: Form 10 Registration Statement
Dear Mr. Spirgel:
     We are submitting this correspondence in follow-up to our conversation of last week regarding the timing of:
     (i) the pending transaction (the “Transaction”) among Discovery Holding Company (“DHC”), Advance/Newhouse Programming Partnership (“Advance/Newhouse”) and Discovery Communications, Inc., a direct wholly owned subsidiary of DHC (“New Discovery”), pursuant to which, among other things, (A) Advance/Newhouse will contribute (the “Contribution”) all of its interests in Discovery Communications Holding, LLC (“Holdings”) and Animal Planet L.P. to New Discovery in exchange for convertible preferred stock of New Discovery, and (B) a wholly owned transitory merger subsidiary of New Discovery will merge (the “Merger”) with and into DHC, which will result in New Discovery becoming the new publicly traded parent company of DHC; and
     (ii) the related spin-off (the “Spin-Off” and together with the Transaction, the “Restructuring”) by DHC of Ascent Media Corporation (“AMC”).
     On August 7, 2008, New Discovery’s registration statement on Form S-4 (File No. 333-151586) (as amended, the “S-4”) was declared effective. On August 8, 2008, DHC commenced mailing its definitive proxy statement/prospectus (the “Definitive Proxy Statement”) included therein. The stockholders of DHC will vote on the enumerated proposals in the Definitive Proxy Statement at DHC’s 2008 annual stockholder meeting, which will be held on September 16, 2008. AMC has filed a registration statement on Form 10 (File No. 000-53280), which was originally filed on June 13, 2008, amended by Amendment No. 1 thereto on July 23, 2008 and amended by Amendment No. 2 on August 4, 2008 (as will be further amended, the “Form 10”).
     The purpose of this correspondence is to propose an appropriate time for the mailing of the information statement included in the Form 10 (the “Information Statement”) to the stockholders of DHC. As described in our prior correspondence to you, for a number of reasons, including important tax considerations, the agreements governing the Transaction and the Spin-Off provide for a specific sequence of closing events:
     (i) all of the shares of AMC are to be distributed to holders of DHC stock as of 5:00 pm on the closing date for the Contribution and the Merger (the “Closing Date”);

August 11, 2008
     (ii) the Contribution is effected immediately following the Spin-Off (as of 5:05 pm on the Closing Date); and
     (iii) the Merger is effected immediately following the Contribution (as of 5:10 pm on the Closing Date).
Assuming the receipt of stockholder approval and the satisfaction or waiver of the other conditions to closing, we expect the Closing Date to occur on September 18, 2008.
     We have been advised by the Staff that additional information regarding the timing of the Restructuring is necessary for an understanding of our proposed deviation from standard mailing practice under Staff Legal Bulletin No. 4 (“SLB 4”). The sequence of events described above were agreed upon by the parties because Advance/Newhouse wanted the Spin-Off completed, with the AMC stock fully distributed, prior to the completion of the Contribution and because the parties wanted to ensure tax-free treatment of the Restructuring. For obvious business reasons, the parties also sought to ensure that the same holders who receive the distribution of the AMC stock receive the New Discovery stock in the Merger. In order to meet these deal requirements, the parties determined that a gap between the record date for the Spin-Off and the distribution date for the Spin-Off could not exist. This results from the fact that the common stock of DHC outstanding at the effective time of the Merger will be converted into common stock of New Discovery (that is, there is no concept of a “record date” in relation to a merger).
     As a result, the typical gap between a spin-off record date and the distribution date (i.e., the period of time during which the mailing of an information statement occurs) would not be possible in the Restructuring. Further, the parties believed that market inefficiencies would have developed if the DHC stock began trading ex-dividend with respect to the Spin-Off prior to the date on which the DHC stock would likely begin trading with settlement in New Discovery stock.
     As a result, AMC will not be able to mail the Information Statement to the DHC record holders who are entitled to receive the dividend prior to the date on which they actually receive the dividend. Accordingly, we respectfully submit the following proposed timeline:
•	Tuesday, August 12: Form 10 becomes automatically effective.

•	Between Tuesday, August 12 and Wednesday, September 3: AMC will file an amendment to the Form 10 to include its second quarter 2008 financial information and to address any unresolved Staff comments. Following the resolution of any outstanding Staff comments, AMC will file a final Form 10, and the DHC board will declare that the Information Statement be mailed to holders of record as of 5:00 pm on Wednesday, September 3 (“Mailing Record Date”). DHC announces the Mailing Record Date and announces that the Information Statement will be available online and will be provided at no charge to any holder who acquires DHC stock following the Mailing Record Date.

•	Wednesday, September 3: Mailing Record Date occurs.

•	No later than Monday, September 8: Information Statement is mailed to holders as of the Mailing Record Date. DHC board declares 5:00 pm on Thursday, September 18 as the record date for the Spin-Off and complies with Rule 10b-17. The record date for the Spin-Off will be contingent

August 11, 2008
upon the satisfaction (or, to the extent applicable, waiver) of the conditions to the Transaction (other than conditions which by their terms are to be satisfied on the Closing Date).

•	Thursday, September 18 (after market close): Spin-Off Record Date / Closing Date occurs.

•	As soon as practicable thereafter: AMC mails the Information Statement to all holders of record as of the Closing Date who were not previously mailed a copy of the Information Statement.
The parties believe that the foregoing timeline provides the market with sufficient information under SLB 4 in advance of the distribution of the AMC stock, while also ensuring that any holders who missed the original mailing but receive AMC stock in the Spin-Off are provided with sufficient information.
     If you have any questions with respect to the proposals outlined above or otherwise relating to the matters addressed herein, please contact the undersigned at (212) 408-2503 or Marc A. Leaf of this office at (212) 408-2597.

Very truly yours,
/s/ Renee L. Wilm

Renee L. Wilm

cc:	Securities and Exchange Commission
Kathryn Jacobson, Staff Accountant
Kyle Moffatt, Accountant Branch Chief
John Harrington, Attorney-Advisor Kathleen Krebs, Special Counsel

Discovery Communications, LLC
Joseph A. LaSala, Jr.

Discovery Holding Company
Charles Y. Tanabe

Baker Botts L.L.P.
Robert W. Murray, Jr.
Marc A. Leaf

Wilmer Cutler Pickering Hale and Dorr LLP
Meredith B. Cross

Sabin, Bermant & Gould LLP
Craig D. Holleman

Skadden, Arps, Slate, Meagher & Flom LLP
Matthew A. Rosen

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